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Exhibit 99.1

JetBlue Airways Corporation
Updated Forecasted 2002 Weighted Average
Shares Outstanding for Diluted Earnings per Share

Updated forecasted share count for calculating weighted average shares outstanding for diluted earnings per share for 2002 is:

Second quarter	44.6 million
Third quarter	45.9 million
Fourth quarter	46.2 million
Year-to-date	43.8 million

These forecasted shares are based upon several assumptions including market stock price, number and timing of stock option grants and number of shares outstanding. The number of shares used in the actual earnings per share calculation will likely be different from those set forth above.

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  Exhibit 99.1